

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2021

James Tanaka
Chief Securities Counsel
Healthcare Trust, Inc.
650 Fifth Avenue, 30th Floor
New York, New York 10019

> **Re: Healthcare Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed September 13, 2021**
> **File No. 333-259494**

Dear Mr. Tanaka:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Melanie Singh at 202-551-4074 or Erin Martin at 202-551-3391 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction